Alexander M. Donaldson
adonaldson@wyrick.com

November 16, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attn:  John L. Krug

Re:	Ventrus Biosciences, Inc.
Registration Statement on Form S-1
Amendment No. 2 filed October 29, 2010
File No. 333-168224

Dear Mr. Krug:

We write this letter on behalf of our client Ventrus Biosciences, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated November 8, 2010.  Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

FORM S-1

Company Overview — General, page 2

1.
We note your response to comment one. Please expand the discussion to clarify, if true, that there has been no discussion with the FDA regarding VEN 307 and VEN 308 since the discussions in 2007. In addition, if further development of VEN 307 and VEN 308 was delayed due to lack of financial resources please state this fact.

The requested clarification has been added on pages 2 and 54.

Mr. John L. Krug
Division of Corporate Finance
November 16, 2010

“We have issued convertible notes that have a maturity date of December 31, 2010...,” page 15

2.
We note your response to comment 6. Since the requirement for the completion of the offering by December 31 has not yet been waived, please expand the discussion in the sections entitled “Use of Proceeds” on pages 10 and 37 to describe the possible use of proceeds described in the risk factor.

The requested disclosure has been added on pages 10 and 37.

Certain Relationships and Related Transactions, page 107

3.	We note the reference to the Bank of America line of credit due November 5, 2010. Please update the status of this obligation in this section and elsewhere in the prospectus as may be applicable.

On November 5, 2010, Ventrus borrowed $420,000 from Israel Discount Bank of New York and used a portion of the proceeds of the note to repay the $320,000 line of credit owed Bank of America that was due on November 5, 2010.   Disclosure of this event has been made on pages 37, 39, 111, F-21 and F-40.

Financial Statements
Notes to Financial Statements

Note 9 — Subsequent Events:
2010 senior convertible notes, page F-20

4.
Please refer to your response to our prior comment 16. Please revise your disclosure on page 50 and F-20 to clarify that the warrants expire on February 26, 2015. Your current disclosure states that the warrants expire on March 31, 2015.

The correct date is February 26, 2015.  Corrections have been made on pages 50 and F-20.

5.
Your disclosure states that each warrant will be exercisable for that number of shares of the company’s common stock equal to 70% of the principal amount of the 2010 Note. However, your disclosure on pages F-11, F-30 and F-39 as well as in the MD&A on page 50 states that the number of shares is equal to 50% of the principal amount of the 2010 Note. Please revise.

The correct percentage is 50%.  The correction has been made on page F-20.

Mr. John L. Krug
Division of Corporate Finance
November 16, 2010

6.	Please explain the difference between the fair value of the warrants of $1,464,000 and the revised amount of $1,468,254 disclosed on page F-39.

The $1,468,254 figure on page F-39 has been revised to be rounded to $1,468,000 to be consistent with the presentation elsewhere in the notes to the financial statements.

Unaudited Condensed Financial Statements
Notes to Unaudited Condensed Financial Statements

Note 3 — Related Party Transactions:
Notes payable:, page F-28

7.
Your disclosure in this section as well as on page F-39 addresses the conditions if a Qualified Financing does not occur on or before June 30, 2012. However, the disclosure on pages F-11 and F-20 as well as page 50 of the MD&A states that the date is March 31, 2012. Please revise your disclosure to eliminate all inconsistencies.

The correct date is February 26, 2012 and corrections have been made on pages 50, F-11, F-20, F-31 and F-40.

The prospectus also has been revised to provide updates to certain information, including an employment agreement for the Chief Financial Officer (pages 93-94 and F-40), and the resignation and appointment of a director (page 87), as well as to reflect a 1-for-12.4 reverse stock split effected on November 10, 2010 (pages 9, 11, 12, 39, 41, 101, 104, F-7, F-26 and F-40, among others). In addition, the last bullet point in the first risk factor on page 14 has been deleted because the $100,000 owed to Paramount Corporate Development is an account payable and not debt.

*  *  *  *  *

On behalf of Ventrus, we acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority,  declare the filing effective, does not relieve Ventrus from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. John L. Krug
Division of Corporate Finance
November 16, 2010

•
Ventrus may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alexander M. Donaldson

cc:        Dr. Russell Ellison, MD